Exhibit 99.1

LightInTheBox Reports Fourth Quarter and Full Year 2022 Financial Results

Singapore, March 20, 2023 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited and unreviewed financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter and Full Year 2022 Financial Highlights

	Three Months Ended		Year-over-	Twelve Months Ended		Year-over-
	December 31,	December 31,	Year %	December 31,	December 31,	Year %
In millions, except percentages	2021	2022	Change	2021	2022	Change
Total revenues	$113.2	$156.4	38.2%	$446.1	$503.6	12.9%
- Apparel sales	$77.9	$123.9	59.2%	$274.2	$399.5	45.7%
Apparel sales/total revenues	68.8%	79.3%		61.5%	79.3%
Gross margin	47.2%	53.9%		46.3%	54.6%
Net income/ (loss)	$8.7	$(48.3)		$13.5	$(56.6)
Adjusted EBITDA	$16.2	$(3.8)		$27.9	$(9.5)

	As of December 31,	As of December 31,
In millions	2021	2022
Cash, cash equivalents and restricted cash	$59.6	$94.6

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “We are pleased to end 2022 with a solid quarter. However, we took a one-off non-cash impairment charge on an equity investment of $56 million and an income tax credit of $13 million from the reversal of the unrecognized tax benefits on this equity investment, for a net impact of $43 million. The impairment charge was made due to the extreme and rapid deterioration of the operations of the investee in the last quarter of 2022, from the adverse change of market conditions. The impairment has no impact on our own business operations, which, as demonstrated by our operating performance, remain healthy and continue to grow.”

“Despite multiple headwinds, including global inflation, economic uncertainty that made many consumers more cautious in their spending and pandemic-related supply disruptions, total revenues increased by 38% year-over-year to a record high of $156 million for the fourth quarter of 2022. This brought yearly revenue above $500 million, and apparel sales to approximately $400 million, for the first time in our history, and our year end cash, cash equivalents and restricted cash increased to $95 million. We also continued to improve gross margin from 46% a year ago to 55% in 2022. This remarkable performance was primarily due to our wide selection of value-for-money products, our quality customer base, which consists of a vital generation, middle class consumers 40-year-old and older who have higher disposal income, and our on-going R&D efforts to improve our efficiency. Going forward, we will continue to invest in R&D and optimize user experience. We will also continue to offer our target customers affordable, comfortable, aesthetically pleasing and visually interesting clothing, that can bring happiness and vibrancy to their daily life. We are confident in our ability to navigate through challenging times, stand out in the competitive market, and deliver long term value to our shareholders.” Added by Mr. He.

Fourth Quarter 2022 Financial Results

Total revenues increased by 38.2% year-over-year to $156.4 million from $113.2 million in the same quarter of 2021. Sales from apparel increased by 59.2% to $123.9 million in the fourth quarter of 2022, compared with $77.9 million in the same quarter of 2021. Revenues from apparel represented 79.3% of total revenues in the fourth quarter of 2022, and 68.8% in the same quarter of 2021.

Total cost of revenues was $72.0 million in the fourth quarter of 2022, compared with $59.8 million in the same quarter of 2021.

Gross profit in the fourth quarter of 2022 was $84.4 million, compared with $53.4 million in the same quarter of 2021. Gross margin was 53.9% in the fourth quarter of 2022, compared with 47.2% in the same quarter of 2021. The increase in gross margin was a result of the increase in apparel sales percentage from 68.8% to 79.3% that has higher margins.

Total operating expenses in the fourth quarter of 2022 were $89.3 million, compared with $60.9 million in the same quarter of 2021.

•	Fulfillment expenses in the fourth quarter of 2022 were $8.9 million, compared with $7.5 million in the same quarter of 2021. As a percentage of total revenues, fulfillment expenses were 5.7% in the fourth quarter of 2022, compared with 6.7% in the same quarter of 2021 and 5.9% in the third quarter of 2022.

•	Selling and marketing expenses in the fourth quarter of 2022 were $72.3 million, compared with $41.1 million in the same quarter of 2021. As a percentage of total revenues, selling and marketing expenses were 46.2% for the fourth quarter of 2022, compared with 36.3% in the same quarter of 2021 and 43.9% in the third quarter of 2022.

•	G&A expenses in the fourth quarter of 2022 were $8.3 million, compared with $12.5 million in the same quarter of 2021. As a percentage of total revenues, G&A expenses were 5.3% for the fourth quarter of 2022, compared with 11.1% in the same quarter of 2021 and 8.5% in the third quarter of 2022. Included in G&A expenses, R&D expenses in the fourth quarter of 2022 were $5.3 million, compared with $4.9 million in the same quarter of 2021 and $4.8 million in the third quarter of 2022.

Loss from operations was $4.9 million in the fourth quarter of 2022, compared with $7.5 million in the same quarter of 2021.

Other expense, net was $8 thousand for the fourth quarter of 2022, compared with other income, net of $21.7 million in the same quarter of 2021. Included in other income / (expense), net, change in fair value on our equity investment was $nil for the fourth quarter of 2022, compared with $21.7 in the same quarter of 2021. The gain in fair value change on our equity investment, after respective income tax of $5 million, was $16.7 million for the fourth quarter of 2021.

Impairment loss on investment in the fourth quarter of 2022 was $56.1 million, compared with $nil in the same quarter of 2021. Impairment loss was made on our equity investment in Shenzhen Maikailai Technologies Co., Ltd (“Maikailai”). Maikailai is a live stream retailer that sells personal cleaning and beauty products, and household cleaning products, etc. The impairment charge was made due to the adverse change of market conditions, which caused the extreme and rapid deterioration of the operations of Maikailai in the last quarter of 2022 and are not expected to recover.

Income tax expense / (benefit) in the fourth quarter of 2022 was a benefit of $12.7 million, compared with $5.5 million of expense in the same quarter of 2021. The income tax benefit in the fourth quarter of 2022 was due to the reversal of the unrecognized tax benefits, and the income tax expense in the fourth quarter of 2021 was accrued related to the fair value change on our equity investment.

Net loss was $48.3 million in the fourth quarter of 2022, compared with net income of $8.7 million in the same quarter of 2021.

Net loss per American Depository Share (“ADS”) was $0.43 in the fourth quarter of 2022, compared with net income per ADS of $0.08 in the same quarter of 2021. Each ADS represents two ordinary shares. The diluted net loss per ADS in the fourth quarter of 2022 was $0.43 compared with the diluted net income per ADS of $0.07 in the same quarter of 2021.

In the fourth quarter of 2022, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 113,250,066.

Adjusted EBITDA was negative $3.8 million in the fourth quarter of 2022, compared with income of $16.2 million in the same quarter of 2021.

As of December 31, 2022, the Company had cash and cash equivalents and restricted cash of $94.6 million, compared with $59.6 million as of December 31, 2021.

Full Year 2022 Financial Results

Total revenues increased by 12.9% year-over-year to $503.6 million from $446.1 million in 2021. Revenues from apparel increased by 45.7% to $399.5 million in 2022, compared with $274.2 million in 2021, representing 79.3% of total revenues for the full year of 2022, and 61.5% in 2021.

Total cost of revenues was $228.5 million for the full year of 2022, compared with $239.4 million in 2021.

Gross profit for the full year of 2022 was $275.1 million, compared with $206.7 million in 2021. Gross margin was 54.6% for the full year of 2022, compared with 46.3% in 2021. The increase in gross margin was a result of the increase in apparel sales percentage from 61.5% to 79.3% that has higher margins.

Total operating expenses for the full year of 2022 were $289.3 million, compared with $222.8 million in 2021.

•	Fulfillment expenses for the full year of 2022 were $30.6 million, compared with $29.6 million in 2021. As a percentage of total revenues, fulfillment expenses were 6.1% for the full year 2022, compared with 6.6% in 2021.

•	Selling and marketing expenses for the full year of 2022 were $222.6 million, compared with $154.2 million in 2021. As a percentage of total revenues, selling and marketing expenses were 44.2% for the full year 2022, compared with 34.6% in 2021.

•	G&A expenses for the full year of 2022 were $36.3 million, compared with $39.7 million in 2021. As a percentage of total revenues, G&A expenses were 7.2% for the full year of 2022, compared with 8.9% in 2021. Included in G&A expenses, R&D expenses for the full year of 2022 were $19.4 million, compared with $20.3 million in 2022.

Loss from operations was $14.2 million for the full year of 2022, compared with $16.1 million in 2021.

Other income, net was $1.0 million for the full year of 2022, compared with $39.3 million in 2021. Included in other income, net, change in fair value on our equity investment was $0.8 million for the full year of 2022, compared with $38.8 million in 2021. The gain in fair value change on our equity investment, after respective income tax of $nil, was $0.8 million for the full year of 2022, compared with $29.5 million after respective income tax of $9.3 million in 2021.

Impairment loss on investment for the full year of 2022 was $56.1 million, compared with $nil in 2021. Impairment loss was made as the operations of Maikailai unexpectedly and suddenly deteriorated materially in the fourth quarter of 2022 due to adverse change of market conditions and are not expected to recover.

Income tax expense / (benefit) in the full year of 2022 was a benefit of $12.7 million, compared with $9.8 million of expense in full year of 2021. The income tax benefit in 2022 was made as a result of the reversal of the unrecognized tax benefits, and the income tax expense in 2021 was accrued related to the fair value change on our equity investment.

Net loss was $56.6 million for the full year of 2022, compared with net income of $13.5 million in 2021.

Net loss per American Depository Share (“ADS”) was $0.50 for the full year of 2022, compared with net income per ADS of $0.12 in 2021. Each ADS represents two ordinary shares. The diluted net loss per ADS the full year of 2022 was $0.50, compared with the diluted net income per ADS of $0.12 in 2021.

For the full year of 2022, the Company’s basic weighted average number of ADSs used in computing the net loss per ADS was 113,124,300.

Adjusted EBITDA was negative $9.5 million for the full year of 2022, compared with income of $27.9 million in 2021.

The financial statements for the full year ended December 31, 2022 herein the press release have not been audited or reviewed by the Company’s independent registered accounting firm. The audited financial statements for the year ended December 31, 2022 to be disclosed in the Company’s Form 20-F may have discrepancies with the above-mentioned unaudited and unreviewed financial statements.

Business Outlook

For the first quarter of 2023, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $135 million and $145 million, which would represent an increase of between 44% and 54% compared with the first quarter of 2022.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses non-GAAP measure, Adjusted EBITDA, as supplemental measure to review and assess operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, impairment loss on investment, interest income, interest expenses and income tax expense.

The Company presents the non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure help identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited and unreviewed Reconciliations of GAAP and Non-GAAP Result” set forth at the end of this press release.

Conference Call

The Company will hold a conference call to discuss the results at 8:00 a.m. Eastern Time on March 20, 2023 (8:00 p.m. Beijing Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to  https://s1.c-conf.com/diamondpass/10029578-8rdicp.html. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through March 27, 2023. The dial-in details are:

US/Canada:	+1-855-883-1031
Hong Kong:	800-930-639
Replay PIN:	10029578

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and other websites and mobile applications, which are available in 20 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com/.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 1548

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited and unreviewed Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
ASSETS
Current Assets
Cash and cash equivalents	55,942	88,575
Restricted cash	3,660	5,993
Accounts receivable, net of allowance for credit losses	1,625	695
Amounts due from related parties	2,730	-
Inventories	11,997	14,260
Prepaid expenses and other current assets	7,947	6,452
Total current assets	83,901	115,975
Property and equipment, net	3,312	2,946
Intangible assets, net	8,232	5,630
Goodwill	30,440	28,177
Operating lease right-of-use assets	11,584	10,874
Long-term rental deposits	1,218	1,211
Long-term investment	56,383	-
Other non-current assets	296	-
TOTAL ASSETS	195,366	164,813

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	23,535	26,518
Advance from customers	24,789	32,241
Operating lease liabilities	3,784	4,993
Accrued expenses and other current liabilities	57,819	90,357
Total current liabilities	109,927	154,109

Operating lease liabilities	7,864	6,576
Long-term payable	78	34
Deferred tax liabilities	517	111
Unrecognized tax benefits	13,101	107
TOTAL LIABILITIES	131,487	160,937

EQUITY
Ordinary shares	17	17
Additional paid-in capital	282,382	282,722
Treasury shares	(29,309)	(28,615)
Accumulated other comprehensive income / (loss)	2,737	(1,024)
Accumulated deficit	(192,072)	(249,224)
Non-controlling interests	124	-
TOTAL EQUITY	63,879	3,876
TOTAL LIABILITIES AND EQUITY	195,366	164,813

LightInTheBox Holding Co., Ltd.

Unaudited and unreviewed Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2021	2022
Revenues
Product sales	110,450	152,797	435,170	491,949
Services and others	2,700	3,621	10,933	11,619
Total revenues	113,150	156,418	446,103	503,568
Cost of revenues
Product sales	(58,186)	(70,529)	(235,237)	(223,383)
Services and others	(1,564)	(1,504)	(4,156)	(5,107)
Total Cost of revenues	(59,750)	(72,033)	(239,393)	(228,490)
Gross profit	53,400	84,385	206,710	275,078
Operating expenses
Fulfillment	(7,527)	(8,862)	(29,588)	(30,617)
Selling and marketing	(41,063)	(72,270)	(154,176)	(222,629)
General and administrative	(12,513)	(8,250)	(39,733)	(36,295)
Other operating income	230	92	675	223
Total operating expenses	(60,873)	(89,290)	(222,822)	(289,318)
Loss from operations	(7,473)	(4,905)	(16,112)	(14,240)
Interest income	12	20	59	57
Interest expense	(2)	(1)	(13)	(5)
Other income / (expense), net*	21,745	(8)	39,322	982
Impairment loss on investment	-	(56,083)	-	(56,083)
Total other income / (loss)	21,755	(56,072)	39,368	(55,049)
Income / (Loss) before income taxes	14,282	(60,977)	23,256	(69,289)
Income tax (expense) / benefit	(5,542)	12,716	(9,802)	12,707
Net income / (loss)	8,740	(48,261)	13,454	(56,582)
Less: Net income attributable to non-controlling interests	285	-	325	-
Net income / (loss) attributable to LightInTheBox Holding Co., Ltd.	8,455	(48,261)	13,129	(56,582)

Weighted average numbers of shares used in calculating income / (loss) per ordinary share
—Basic	224,541,992	226,500,131	224,306,117	226,248,599
—Diluted	226,113,389	226,500,131	226,568,979	226,248,599

Net income / (loss) per ordinary share
—Basic	0.04	(0.21)	0.06	(0.25)
—Diluted	0.04	(0.21)	0.06	(0.25)

Net income / (loss) per ADS ( 2 ordinary shares equal to 1 ADS )
—Basic	0.08	(0.43)	0.12	(0.50)
—Diluted	0.07	(0.43)	0.12	(0.50)

*Other income / (expense), net mainly includes change in fair value on our equity investment.

LightInTheBox Holding Co., Ltd.

Unaudited and unreviewed Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2021	2022
Net income / (loss)	8,740	(48,261)	13,454	(56,582)

Less: Interest income	12	20	59	57
Interest expense	(2)	(1)	(13)	(5)
Income tax (expense) / benefit	(5,542)	12,716	(9,802)	12,707
Depreciation and amortization	(817)	(844)	(3,299)	(3,371)
EBITDA	15,089	(60,152)	26,509	(65,970)

Less: Impairment loss on investment	-	(56,083)	-	(56,083)
Share-based compensation	(1,127)	(265)	(1,382)	(340)
Adjusted EBITDA*	16,216	(3,804)	27,891	(9,547)

* Adjusted EBITDA represents income / (loss) from operations before impairment loss on investment,  share-based compensation expense, interest income, interest expense, income tax expense / (benefit) and depreciation and amortization expenses.